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                                                                  EXHIBIT (A)(4)

                                October 16, 1995

To Our Stockholders:

     Attached is a copy of Amendment No. 2, dated October 16, 1995 ("Amendment No. 2"), to the Solicitation/Recommendation Statement Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934, dated September 19, 1995, of The C. R. Gibson Company (the "Company") on Schedule 14D-9 (the "Schedule 14D-9"). The Schedule 14D-9 relates to the offer by Nelson Acquisition Corp., a wholly owned subsidiary of Thomas Nelson, Inc. ("Thomas Nelson"), to purchase up to 100% of the Common Stock of the Company for a purchase price of $9.00 per share.

     The information contained in Amendment No. 2 reflects a proposed settlement of the claims asserted against the Company and its directors in a purported class action captioned Crandon Capital Partners v. Bowman, et al. This action was described in Amendment No. 1, dated September 27, 1995, to the Schedule 14D-9, and the commencement of the action was announced in the Company's press release dated September 27, 1995.

     In particular, Amendment No. 2 provides additional information concerning the background of the proposed transactions between the Company and Thomas Nelson and describes certain amendments to the Tender Offer and Merger Agreement among the Company, Thomas Nelson and Nelson Acquisition Corp. (the "Merger Agreement").

     The Board of Directors of the Company confirms its determination that the transactions contemplated by the Merger Agreement are fair to, and in the best interests of, the Company and its stockholders and recommends acceptance of the Offer and approval of the Merger (as defined in the Merger Agreement).

     I urge you to read the enclosed material carefully.

                                          Sincerely,

                                          FRANK A. ROSENBERRY
                                          President and Chief Executive Officer